

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Lisa Tang
Co-Chief Executive Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road, Pudong
New District, Shanghai 201210
The People's Republic of China

   Re: Boqii Holding Ltd
     Amendment No. 1 to Registration Statement on Form F-3
     Filed November 15, 2022
     File No. 333-267919

Dear Lisa Tang:

  We have reviewed your amended registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-3 Filed November 15, 2022

Holding Company Structure and Contractual Agreements with the VIEs, page 6

1. We note the diagram on page 12 does not show a transfer of funds from your Free Flow Holding Limited subsidiary to the VIE named Suzhou Xingyun. Please either clarify that there is no transfer of funds through Free Flow Holding Limited to its associated VIE or revise your disclosure on page 12 to ensure consistency with the diagram on page 6.

       You may contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Shuang Zhao